Exhibit 99.2
Income Statement by activity
Unaudited

	Three months ended June 30, 2016			Three months ended June 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	27,893	27,847	69	28,540	28,488	75
Cost of sales	24,154	24,132	45	24,612	24,583	52
Selling, general and other costs	1,897	1,889	8	2,054	2,045	9
Research and development costs	806	806	—	685	685	—
Result from investments	79	40	39	45	10	35
Gains on disposal of investments	5	5	—	—	—	—
Restructuring costs	60	59	1	8	8	—
EBIT	1,060	1,006	54	1,226	1,177	49
Net financial expenses	491	491	—	619	619	—
Profit before taxes	569	515	54	607	558	49
Tax expense	248	243	5	350	346	4
Net profit from continuing operations	321	272	49	257	212	45
Result from intersegment investments	—	—	—	—	50	—
Profit from discontinued operations, net of tax	—	—	—	76	71	5
Net profit	321	272	49	333	333	50

Adjusted EBIT	1,628	1,573	55	1,401	1,352	49
Adjusted EBIT - discontinued operations	—	—	—	124	116	8
Total Adjusted EBIT	1,628	1,573	55	1,525	1,468	57

	Six months ended June 30, 2016			Six months ended June 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	54,463	54,374	134	54,383	54,260	172
Cost of sales	46,957	46,907	95	47,212	47,140	121
Selling, general and other costs	3,653	3,636	17	3,962	3,945	17
Research and development costs	1,565	1,565	—	1,370	1,370	—
Result from investments	141	68	73	95	29	66
Gains on disposal of investments	5	5	—	—	—	—
Restructuring costs	67	66	1	12	12	—
EBIT	2,367	2,273	94	1,922	1,822	100
Net financial expenses	1,003	1,003	—	1,227	1,227	—
Profit before taxes	1,364	1,270	94	695	595	100
Tax expense	565	559	6	411	403	8
Net profit from continuing operations	799	711	88	284	192	92
Result from intersegment investments	—	88	—	—	101	—
Profit from discontinued operations, net of tax	—	—	—	141	132	9
Net profit	799	799	88	425	425	101

Adjusted EBIT	3,007	2,912	95	2,101	2,001	100
Adjusted EBIT - discontinued operations	—	—	—	224	210	14
Total Adjusted EBIT	3,007	2,912	95	2,325	2,211	114

Statement of Financial Position by activity
Unaudited

	At June 30, 2016			At December 31, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Intangible assets:	25,017	25,015	2	24,736	24,733	3
Goodwill and intangible assets with indefinite useful lives	14,508	14,508	—	14,790	14,790	—
Other intangible assets	10,509	10,507	2	9,946	9,943	3
Property, plant and equipment	28,426	28,424	2	27,454	27,452	2
Investments and other financial assets	2,295	2,691	996	2,242	2,621	1,009
Deferred tax assets	3,531	3,475	56	3,343	3,292	51
Other assets	225	225	—	176	176	—
Total Non-current assets	59,494	59,830	1,056	57,951	58,274	1,065
Inventories	12,069	12,069	—	11,351	11,351	—
Assets sold with a buy-back commitment	2,248	2,248	—	1,881	1,881	—
Trade receivables	3,209	3,210	17	2,668	2,669	17
Receivables from financing activities	2,224	879	2,182	2,006	769	1,998
Current tax receivables	465	468	5	405	400	5
Other current assets	3,172	3,150	22	3,078	3,059	20
Current financial assets	1,109	1,075	34	1,383	1,342	42
Cash and cash equivalents	18,144	17,965	179	20,662	20,528	134
Assets held for sale	4	4	—	5	5	—
Assets held for distribution	—	—	—	3,650	3,365	1,258
Total Current assets	42,644	41,068	2,439	47,089	45,369	3,474
Total Assets	102,138	100,898	3,495	105,040	103,643	4,539
Equity and Liabilities
Equity	16,769	16,769	1,392	16,255	16,255	1,462
Provisions	24,441	24,430	11	23,856	23,846	10
Deferred tax liabilities	183	183	—	156	156	—
Debt	25,374	24,248	1,963	27,786	26,834	1,768
Other financial liabilities	1,051	1,031	20	736	736	3
Other current liabilities	11,963	11,878	89	10,930	10,838	96
Current tax payables	210	201	17	272	266	14
Trade payables	22,147	22,158	3	21,465	21,472	3
Liabilities held for distribution	—	—	—	3,584	3,240	1,183
Total Equity and liabilities	102,138	100,898	3,495	105,040	103,643	4,539

Statement of Cash Flows by activity
Unaudited

	Six months ended June 30,			Six months ended June 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows from operating activities:
Net profit from continuing operations	799	799	88	284	284	92
Amortization and depreciation	2,966	2,965	1	2,691	2,690	1
Dividends received	109	127	—	114	125	—
Change in provisions	676	676	—	682	682	—
Change in deferred taxes	94	95	(1)	177	177	—
Change in working capital	(47)	(48)	1	(324)	(295)	(29)
Other changes	56	30	(62)	234	194	(52)
Cash flows from operating activities - discontinued operations(1)	—	—	—	211	206	5
Total	4,653	4,644	27	4,069	4,063	17
Cash flows from/used in investing activities:
Investments in property, plant and equipment and intangible assets	(3,873)	(3,872)	(1)	(4,140)	(4,139)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	(102)	(102)	—	(77)	(77)	—
Net change in receivables from financing activities	(133)	(89)	(44)	393	(38)	431
Other changes	109	110	(1)	(2)	(75)	73
Cash flows used in investing activities - discontinued operations	—	—	—	(225)	(154)	(71)
Total	(3,999)	(3,953)	(46)	(4,051)	(4,483)	432

(1) Amortization and depreciation - discontinued operations	—	—	—	131	131	—

	Six months ended June 30,			Six months ended June 30, 2015
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Cash flows from/used in financing activities:
Net change in financial payables and other financial assets/liabilities	(2,850)	(2,911)	61	(2,503)	(2,049)	(454)
Other changes	(140)	(140)	(18)	8	8	(11)
Cash flows from financing activities - discontinued operations	—	—	—	(16)	(17)	1
Total	(2,990)	(3,051)	43	(2,511)	(2,058)	(464)
Translation exchange differences	(182)	(203)	21	770	773	(3)
Total change in Cash and cash equivalents	(2,518)	(2,563)	45	(1,723)	(1,705)	(18)
Cash and cash equivalents at the beginning of the period	20,662	20,528	134	22,840	22,627	213
Cash and cash equivalents at the end of the period	18,144	17,965	179	21,117	20,922	195